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                                       FILING PURSUANT TO RULE 425 OF THE
                                       SECURITIES ACT OF 1933

                                       FILER: NORTHROP GRUMMAN CORPORATION

                                       SUBJECT COMPANY: TRW INC. NO 1-2384



                                     Contact: Frank Moore (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423


For Immediate Release


NORTHROP GRUMMAN COMMENCES EXCHANGE OFFER FOR ALL OUTSTANDING SHARES OF TRW INC. AT $47 PER COMMON SHARE


         LOS ANGELES - March 3, 2002 - Northrop Grumman Corporation (NYSE:NOC) announced today that it has commenced an exchange offer for all outstanding shares of common stock and preference stock of TRW Inc. (NYSE:TRW).

         Each share of TRW common stock may be exchanged for a number of shares of common stock of Northrop Grumman equal to $47. The exact exchange ratio will be determined by dividing the average of the closing price of Northrop Grumman common stock for the five consecutive trading days ending immediately prior to the second trading day prior to the expiration of the offer, but in no event will the number of Northrop Grumman shares exchanged be more than 0.4563 ($47/$103) or less than 0.4159($47/$113). Each share of TRW's Series 1 preference stock II and Series 3 preference stock II may be exchanged for a number of Northrop Grumman shares equal to the exchange rate described above multiplied by the effective conversion rate for the shares of preference stock. The offer to exchange and withdrawal rights will expire at 12:00 midnight, New York City time, on March 29, 2002, unless extended.

         NORTHROP GRUMMAN IS FILING A REGISTRATION STATEMENT AND A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER TO EXCHANGE, WHICH CONTAIN


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IMPORTANT INFORMATION. TRW SHAREHOLDERS SHOULD READ THESE DOCUMENTS, COPIES OF
WHICH MAY BE OBTAINED WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. COPIES OF THE OFFERING MATERIALS MAY ALSO BE OBTAINED FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER TO EXCHANGE, AT 800-755-7520.

         Kent Kresa, chairman and chief executive officer of Northrop Grumman, stated "We have not received a substantive response from TRW regarding our February 21 letter to enter into negotiations for a proposed business combination. We continue to believe that such a transaction would be in the best interests of both companies' shareholders. Accordingly, we are moving ahead to make this offer available to TRW shareholders and to initiate all the steps that are necessary to see it through to conclusion, including requesting that the TRW board of directors call the special meeting of shareholders required under Ohio law to authorize our acquisition of TRW shares. We expect that the TRW shareholders will respond favorably. In addition, we are filing a lawsuit in Ohio challenging elements of its anti-takeover laws."

         Mr. Kresa added, "as we stated on February 22, the proposed strategic combination of Northrop Grumman and TRW will create a third major contributor to the nation's satellite and missile defense requirements. Following completion of the acquisition, we intend to promptly separate TRW's automotive business from the rest of the combined company either through a sale to a third party or parties or a spin off to the shareholders of the combined companies," Kresa added.


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